Exhibit 99.1

Above Food Ingredients Inc. Files Financial Results for the Six-month Period Ended July 31, 2024

Regina, Saskatchewan –– April 28, 2025 –– Above Food Ingredients Inc. (Nasdaq: ABVE) (“Above Food” and the “Company”) today released its financial results for the six-month period ended July 31, 2024, thereby bringing it back into compliance with Listing Rule 5250(c)(2) of the Nasdaq regulatory listing requirements.

The Company notes that the six-month financial results filed today with the SEC primarily reflect operations of businesses that have since been discontinued and are not representative of the Company's business model moving forward. Revenue for the six months ended July 31, 2024 was US$65.2 million (CAD$90.0 million), with a net loss of US$25.9 million (CAD $35.8 million), which included US$14.1 million (CAD$19.4 million) of non-recurring business combination transaction costs on the merger with Bite Acquisition Corp. completed June 28, 2024.

Subsequent to the six-month period ended July 31, 2024, the Company strategically refocused its revenue base toward higher margin opportunities following its August 2024 acquisition of Stricks Ag LLC (”Stricks”), a Montana-based specialty ingredient subsidiary, which continues to exceed expectations. In addition to this, the Company signed a Letter of Intent in February 2025 to acquire Palm Global Technologies Ltd. ("Palm Global"). These transactions represent a significant strategic shift toward higher-margin, value-added products that require less working capital investment compared to the Company's former commoditized agricultural operations, which have since been discontinued.

The Company’s current ongoing operations not reflected in these financial results include the Stricks business, which generated US$164 million in revenue for fiscal year 2023 and averaged approximately US$5.3 million in annual Adjusted EBITDA during fiscal years 2021-2023. Following management’s efforts to deemphasize its commoditized agricultural operations, the Company is now moving towards break-even net income and generating positive adjusted EBITDA.

Building on this momentum, the Company's acquisition of Palm Global is expected to have a significant positive impact, presenting numerous opportunities for the Company to continue to strengthen its current revenue run-rate of approximately US$145 million (CAD$200 million) and substantially enhancing profitability. As a next-generation innovator in technology, sustainability, and global food markets, Palm Global leverages its cutting-edge technology platforms and frontline super-apps. This strategic acquisition is enabling Above Food to expand its reach into transformative sectors, including advanced AgriTech, FinTech, EdTech, and Asset Tokenization while also strengthening its presence in key global markets, including Latin America, Africa, and Asia.

Through these substantial corporate transformations, the Company has greatly strengthened its financial position by eliminating the majority of its corporate indebtedness and successfully transitioned its continuing operations towards profitability.

With the filing of the financial results for the period ended July 31, 2024, the remaining outstanding deficiency with the Nasdaq exchange pertains to the closing bid price of the Company's listed securities, which are below the $1 per share threshold. The Company is actively executing its plans to resolve this promptly, in advance of the May 22, 2025 hearing.

Internal

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an ingredient company that delivers products made with real, nutritious, flavorful ingredients produced with transparency. The Company’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, the Company delivers nutritious foods to businesses and consumers with traceability and sustainability.

About Palm Global

Palm Global is a next-generation innovator in financial inclusion, agri-tech, and sustainability, operating out of San Francisco, Dubai, Hong Kong, and Singapore. Utilizing AI, blockchain, and decentralized finance (“DeFi”) technologies. Palm Global delivers scalable solutions that drive economic empowerment and financial access for millions of farmers across Africa, Southeast Asia, and the Americas. By facilitating access to credit, insurance, and advanced agricultural technologies, through its platforms and super-apps, Palm Global supports sustainable growth and food security at scale. Through strategic partnerships with governments, global institutions, and NGOs, Palm Global is accelerating the adoption of digital solutions that transform global agriculture and strengthen financial resilience in underserved markets. The Palm Global website is available at www.palmglobal.ai

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions and include, without limitation, statements about the ability of or expectations regarding the future performance of our business and operations.

Forward-looking statements are based on the current expectations of the Company's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by the Company with the United States Securities and Exchange Commission, which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com

ABOVE FOOD CORP.

Condensed Consolidated Financial Statements (Unaudited)

For the Six Month Period Ended July 31, 2024

Internal

Consolidated Balance Sheets

(Unaudited) (Expressed in Canadian dollars)

As at	July 31, 2024	January 31, 2024
ASSETS
Current Assets:
Cash	$664,430	$952,280
Accounts receivable, net	11,225,102	24,028,576
Loans receivable	650,830	671,500
Inventory	8,838,243	26,009,438
Commodity forward contracts	15,544,025	15,187,459
Foreign exchange forward contracts	110,568	359,973
Other assets	1,578,318	1,227,012
	38,611,516	68,436,238

Investment in affiliate	5,431,514	5,873,574
Property, plant and equipment, net	26,512,814	27,249,328
Intangible assets, net	2,733,607	2,448,489
Operating lease right-of-use assets	6,165,492	6,745,324
Finance lease Right-of-use assets	31,098,448	31,552,824
Goodwill	876,734	871,174
Due from related parties	-	-
Other assets	923,267	711,004
Total Assets	$112,353,392	$143,887,955
LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$51,790,641	$53,101,833
Customer deposit	12,010,751	8,676,662
Short-term debt and credit facilities	34,500,000	36,000,000
Bank indebtedness	4,372,635	12,304,272
Long-term debt, current portion	32,230,424	30,783,203
Due to related parties	2,415,798	6,017,600
Operating lease liabilities, current portion	1,200,851	1,179,839
Finance lease liabilities, current portion	1,187,817	1,190,708
Commodity forward contracts	3,128,031	3,250,260
Foreign exchange forward contracts	23,531,001	1,346,133
Total current liabilities	166,367,949	153,850,510

Long-term debt	25,682,987	186,104
Deferred tax liability	842,890	247,073
Operating lease liabilities	4,829,398	5,434,482
Finance lease liabilities	29,835,754	30,428,018
Commitments and contingencies
Total liabilities	227,558,978	190,146,187

Consolidated Balance Sheets (continued)

(Unaudited) (Expressed in Canadian dollars)

As at	July 31, 2024	January 31, 2024
Shareholders’ equity:
Share capital	24,743,742	45,778,255
Warrants	-	11,676,046
Retained deficit	(140,289,883)	(103,832,322)
Accumulated other comprehensive income	340,555	119,788
Total shareholders’ equity	(115,205,586)	(46,258,232)

Total liabilities and shareholders’ equity	$112,353,392	$143,887,955

Consolidated Statements of Operations

(Unaudited) (Expressed in Canadian dollars)

	Six Months Ended July 31
	2024	2023
Revenue	$90,062,387	$163,646,137
Cost of sales	94,467,929	166,293,205
Gross loss	(4,405,542)	6,838,902

Expenses
Selling, general and administrative	8,563,503	15,682,170
Research and development	19,316	39,867
Business combination transaction costs	7,952,804	-
Discontinued operational costs	7,576,174	-
One-time Legal Fees	3,884,220	-
Impairment of goodwill and other intangible assets	-	-
	27,996,017	15,722,037
Loss from operations	(32,401,559)	(18,369,105)

Interest revenue	41,135	79,326
Interest expense	(3,434,313)	(2,156,546)
Net loss before income taxes	(35,794,737)	(20,446,325)

Income tax recovery
Current	-	-
Deferred	-	-
Income tax recovery	-	-
Equity method investment loss	614,889	406,545

Net loss for the period	$(36,409,626)	$(20,852,870)

Consolidated Statements of Cash Flows

(Unaudited) (Express in Canadian dollars)

	Six months ended July 31
	2024	2023
Cash flows from operating activities:
Net (loss) income	$(36,409,626)	$(20,852,870)
Items not affecting cash:
Depreciation and amortization	1,904,336	2,905,241
Stock compensation expense	3,241,535	2,189,362
Deferred taxes	-	78,681
Impairment of goodwill and other intangible assets	-	-
Non-cash interest expense	1,992,598	800,143
Non-cash lease expense	2,321,028	770,230
Equity method investment loss	614,889	382,850
Changes in operating assets and liabilities:
Accounts receivable	12,789,795	15,544,860
Inventory	22,184,278	18,428,009
Commodity forward contracts	(20,322,012)	6,029,196
Foreign exchange forward contracts	22,434,273	(3,977,856)
Corporate tax receivable	-	-
Other assets	(373,581)	225,301
Operating lease liabilities	(767,899)	(181,956)
Accounts payable and accrued liabilities	(12,609,725)	(3,106,711)
Deposits	3,334,089	(2,671,068)
	333,978	16,563,412
Cash flows from investing activities:
Loans issued	20,670	(226,557)
Business acquisitions, net of cash acquired	2,735,355	(1,590,913)
Purchase of intangible assets	(505,770)	(30,348)
Proceeds from sale of assets	-	-
Purchase of property, plant and equipment	(454,353)	(995,981)
	1,795,902	(2,843,799)
Cash flows from financing activities:
Short-term debt and credit facilities	(9,431,637)	(7,987,855)
Proceeds from issuance of long-term debt	13,041,721	2,250,000
Repayment of long-term debt	(756,315)	(614,275)
Repayment of amounts due to related parties	(4,118,975)	(8,092,988)
Repayment of finance lease liabilities	(1,152,524)	(591,764)
	(2,417,730)	(15,036,882)

Decrease in cash during the period	(287,850)	(1,317,269)

Cash – beginning of period	952,280	2,327,797
Cash – end of period	$664,430	$1,010,528